

February 8, 2013

D. Craig Kesler
Chief Financial Officer
Eagle Materials Inc.
3811 Turtle Creek Boulevard
Suite 1100
Dallas, Texas 75219

> **Re: Eagle Materials Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed May 25, 2012**
> **Form 8-K Filed September 26, 2012**
> **Form 8-K Filed January 23, 2013**
> **File No. 1-12984**

Dear Mr. Kesler:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed September 26, 2012

1. We note that you provided two fiscal years of audited financial statements for the now completed acquisition of Lafarge Target Business. Please confirm to us that the asset and income significance tests did not exceed the 50% threshold, which would require three fiscal years of audited financial statements.

Form 8-K Filed January 23, 2013

2. We note that you have eliminated the overhead allocation in the carve-out historical financial statements of the Lafarge Target Business and replaced with the costs you estimate would have been incurred in the pro forma financial statements. We further note that this adjustment is forward-looking. Please tell us how you determined that these adjustments to the fiscal year 2012 and subsequent interim pro forma financial statements meet the

requirement in Article 11-02(b)(6) of Regulation S-X that adjustments are factually supportable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief